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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 2001

COMMISSION FILE NO.: 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
(Exact Name of Registrant As Specified In Its Charter)

Maryland	399 Park Avenue 36th Floor New York, New York 10022 (212) 935-8760	13-3974868
(State of Incorporation)	(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(IRS Employer I.D. Number)

Stewart Zimmerman, President and Chief Executive Officer
America First Mortgage Investments, Inc.
399 Park Avenue
36th Floor
New York, New York 10022
(212) 935-8760
(Name, address and telephone number of Agent for Service)

Copies to:

Steven P. Amen Kutak Rock LLP 1650 Farnam Street Omaha, Nebraska 68102 Tel: (402) 346-6000 Fax: (402) 346-1148	Alan L. Gosule Clifford Chance Rogers & Wells LLP 200 Park Avenue, 52nd Floor New York, New York 10166 Tel: (212) 878-8295 Fax: (212) 878-8375	Wayne D. Boberg Winston & Strawn 35 West Wacker Drive Chicago, Illinois 60601 Tel: (312) 558-5600 Fax: (312) 558-5700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

   If the registrant elects to deliver its latest Form 10-K, as amended, to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

   If this Form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [X] 333-59800

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, par value $.01 per share	1,710,214	$7.00	$11,971,498	$2,993

(1)
Includes 210,214 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    In accordance with General Instruction III to Form S-2 and Rule 462(b) promulgated under the Securities Act of 1933, this Registration Statement incorporates by reference the contents of the Registration Statement on Form S-2 (File No. 333-59800) filed with the Securities and Exchange Commission by the Registrant on April 30, 2001, as amended.

EXHIBITS.

    The following exhibits are filed herewith:

EXHIBIT NUMBER	EXHIBIT TITLE
5.1	Opinion of Kutak Rock LLP
23.1	Consent of PricewaterhouseCoopers
23.2	Consent of Kutak Rock LLP (included in Exhibit 5.1)

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 22nd day of June, 2001.

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
By:	/s/ STEWART ZIMMERMAN Stewart Zimmerman, President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: June 22, 2001	By:	/s/ MICHAEL B. YANNEY Michael B. Yanney, Chairman of the Board
Date: June 22, 2001	By:	/s/ STEWART ZIMMERMAN Stewart Zimmerman, President, Chief Executive Officer and Director
Date: June 22, 2001	By:	/s/ GARY THOMPSON Gary Thompson, Chief Financial Officer
Date: June 22, 2001	By:	/s/ MICHAEL L. DAHIR Michael L. Dahir, Director
Date: June 22, 2001	By:	/s/ ALAN L. GOSULE Alan L. Gosule, Director
Date: June 22, 2001	By:	/s/ GEORGE H. KRAUSS George H. Krauss, Director
Date: June 22, 2001	By:	/s/ GREGOR MEDINGER Gregor Medinger, Director
Date: June 22, 2001	By:	/s/ W. DAVID SCOTT W. David Scott, Director

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
SIGNATURES